Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

December 24, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:                             SteadyMed Ltd.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted November 12, 2014

CIK No. 0001619087

Dear Mr. Riedler:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2014 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on November 12, 2014 (“Draft No. 2”).

Concurrently with the submission of this letter, the Company is submitting a Confidential Draft Registration Statement (“Draft No. 3”) in response to the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 3.

Staff Comments and Company Responses

Prospectus Cover Page

1.                                      Please provide a legend for the first graphic after the cover page stating that you do not have any approved products and have not generated any commercial revenue.

Response: The Company acknowledges the Staff’s comment and has revised Draft No. 3 as requested.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Prospectus Summary

Company Overview, page 1

2.                                      We note your response to prior comment 7. Please revise the table on pages 2 and 76 to reflect only the current stage of development of each product candidate and indication. Providing information about planned or hoped for future events or outcomes in the form of a table may cause some investors to place undue weight on such estimates.

Response:  The Company acknowledges the Staff’s comment and has revised the tables on pages 2 and 76 of Draft No. 3 as requested.

Use of Proceeds, page 50

3.                                      Please expand your disclosure to include the approximate amount you plan to allocate for manufacturing and commercialization of each of your product candidates. Additionally please expand your disclosure to briefly summarize your manufacturing and commercializing efforts that you plan to accomplish with the allocated proceeds.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 of Draft No. 3 as requested.

Capitalization, page 52

4.                                      In the table presented under this heading, you indicate 933,425 shares issued or outstanding, pro forma. However, in a footnote to the table you indicate that the outstanding share information is based on 841,364 ordinary shares and excludes 92,000 ordinary shares issuable upon the exercise of warrants. Please explain or revise for this apparent discrepancy.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 53 of Draft No. 3 as requested.

Business

Trevyent Development Plan, page 81

5.                                      We note your response to prior comment 25 on page 95 that you will need to demonstrate clinical superiority of Trevyent compared to Remodulin in order to be awarded orphan drug exclusivity, either through improved efficacy, safety or a major contribution to patient care, such as convenience. Please expand your disclosure to explain how you plan to demonstrate such clinical superiority. In this regard please discuss if you plan any additional study to demonstrate clinical superiority of Trevyent.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 of Draft No. 3 as requested.

Shares Eligible for Future Sale

Rule 144, page 149

6.                                      We note your response to prior comment 33. Please expand your disclosure to state the number of shares of common stock that will be restricted securities under Rule 144 upon completion of this offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of Draft No. 3 as requested.

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Draft No. 3 or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:                                Jonathan M.N. Rigby, SteadyMed Ltd.

James C. Kitch, Cooley LLP
Rose L. Standifer, Cooley LLP
Cheryl V. Reicin, Torys LLP

Mile T. Kurta, Torys LLP